# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Team Inc, CIK 0000318833
CUSIP: 878155100
Title of class of securities: Common Stock, $0.30 par value
Address of issuer's principal executive offices: 13131 Dairy Ashford, Suite 600, Sugar Land, Texas (TX), 77478
Date of event which requires filing of this statement: 08/06/2026
Amends the filing with accession number 0001213900-25-087861
Filed by CIK 0001601971
Persons authorized to receive notices and communications: John Barrett, 12 East 49th Street, 40th Floor, New York, New York (NY), 10017, 646-863-7152

## Reporting persons
- Corre Opportunities Qualified Master Fund, LP (CIK 0001601971): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC), subject company funds (SC); sole voting power 0; shared voting power 255,058; sole dispositive power 0; shared dispositive power 255,058; aggregate amount beneficially owned 255,058 (4.99% of the class)
  Comment: Includes 255,058 shares of Common Stock issuable upon exercise of Warrant No. 2 to purchase Shares of Common Stock of the Issuer, dated December 8, 2021 ("Warrant No. 2"). The exercise of Warrant No. 2 is subject to the Beneficial Ownership Limitation and the percentage set forth in row (13) gives effect to the Beneficial Ownership Limitation. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the exercise of Warrant No. 2 and does not give effect to the Beneficial Ownership Limitation. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Beneficial Ownership Limitation, is less than the number of securities reported in rows (8), (10) and (11). On August 7, 2026, the Reporting Person delivered a notice to the Issuer that the Reporting Person was decreasing the Beneficial Ownership Limitation to 4.99%, consistent with Section 3(E) of Warrant No. 2.
- Corre Horizon Fund, LP (CIK 0001751529): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 116,092; sole dispositive power 0; shared dispositive power 116,092; aggregate amount beneficially owned 116,092 (2.48% of the class)
  Comment: Includes 116,092 shares of Common Stock issuable upon exercise of Warrant No. 3 to purchase Shares of Common Stock of the Issuer, dated December 8, 2021 (Warrant No. 3).
- Corre Horizon II Fund, LP (CIK 0001823817): citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 128,850; sole dispositive power 0; shared dispositive power 128,850; aggregate amount beneficially owned 128,850 (2.74% of the class)
  Comment: Includes 128,850 shares of Common Stock issuable upon exercise of Warrant No. 4 to purchase Shares of Common Stock of the Issuer, dated December 8, 2021 ("Warrant No. 4").
- Corre Partners Advisors, LLC (CIK 0001884680): type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (4.99% of the class)
  Comment: Includes 500,000 shares of Common Stock issuable upon exercise of Warrant No. 2, No. 3 and No. 4. The exercise of these Warrants is subject to the Beneficial Ownership Limitation and the percentage set forth in row (13) gives effect to the Beneficial Ownership Limitation. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the exercise of the Warrants and does not give effect to the Beneficial Ownership Limitation. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Beneficial Ownership Limitation, is less than the number of securities reported in rows (8), (10) and (11). On August 7, 2026, the Reporting Person delivered a notice to the Issuer that the Reporting Person was decreasing the Beneficial Ownership Limitation to 4.99%, consistent with Section 3(E) of the Warrants. As a result, the Reporting Persons are no longer reporting persons under Schedule 13D.
- John Barrett (CIK 0001858308): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 0 (4.99% of the class)
  Comment: Includes 500,000 shares of Common Stock issuable upon exercise of Warrant No. 2, No. 3 and No. 4. The exercise of these Warrants is subject to the Beneficial Ownership Limitation and the percentage set forth in row (13) gives effect to the Beneficial Ownership Limitation. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the exercise of the Warrants and does not give effect to the Beneficial Ownership Limitation. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Beneficial Ownership Limitation, is less than the number of securities reported in rows (8), (10) and (11). On August 7, 2026, the Reporting Person delivered a notice to the Issuer that the Reporting Person was decreasing the Beneficial Ownership Limitation to 4.99%, consistent with Section 3(E) of the Warrants. As a result, the Reporting Persons are no longer reporting persons under Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.30 par value
Name of issuer: Team Inc
Address of issuer's principal executive offices: 13131 Dairy Ashford, Suite 600, Sugar Land, Texas (TX), 77478

## Item 2. Identity and Background
Name of person filing: Effective as of February 1, 2026, Mr. Eric Soderlund has retired from his positions with Corre Partners Advisors, LLC and Corre Partners Management, LLC and has ceased to have or share voting or dispositive power with respect to the securities that are the subject of this filing. Accordingly, Mr. Soderlund is hereby removed as a Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 6, 2026, Corre Opportunities Qualified Master Fund, LP, Corre Horizon Fund, LP and Corre Horizon II Fund, LP, each an existing shareholder of the Issuer, along with Corre Partners Management, LLC ("Corre"), which has been delegated investment authority over the assets of such shareholders (collectively with such shareholders, the "Corre Holders"), entered into a securities purchase agreement (the "Purchase Agreement") with InspectionTech Holdings LP (the "Stellex Holder"). Pursuant to the Purchase Agreement, the Sellers sold all common stock held by the Sellers (consisting of 1,054,719 shares held by Qualified Master Fund, LP, 249,942 shares held by Corre Horizon Fund, LP and 299,665 shares held by Corre Horizon II Fund, LP) to the Buyer for aggregate consideration of $56,953,573.
Pursuant to the Purchase Agreement, until the earlier of (x) December 31, 2027 and (y) the date that Buyer or its affiliates obtain the right to designate one or more directors of the Issuer in addition to the number of directors that Buyer or its affiliates had the right to designate as of the date of the Purchase Agreement (the "Additional Buyer Director Designation Date"), the Corre Holders have agreed to consult with Buyer regarding the Sellers Parties' rights to nominate a director to the Issuer's Board of Directors pursuant to the Board Rights Agreement, dated as of June 16, 2023 (the "Board Rights Agreement"), as amended. Further, until the earlier of (x) December 31, 2027 or the Additional Buyer Director Designation Date, upon Buyer's request, the Corre Holders will use their reasonable best efforts to obtain the resignation of the Lender Director (as such term is defined in the Board Rights Agreement). The Purchase Agreement also contains certain customary standstill restrictions on Corre and the Corre Holders, subject to certain exceptions.
Pursuant to the Purchase Agreement, on August 6, 2026, the Corre Holders delivered an irrevocable waiver to the Issuer under the Board Rights Agreement, waiving the Corre Holders' rights to Board Observers and Board Nomination Rights, other than with respect to the Lender Director.
The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which has been filed as Exhibit 99.1 hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person, and is calculated based upon an aggregate of 4,571,382 shares of Common Stock outstanding as of May 11, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 filed with the SEC on May 13, 2026 and assumes the issuance of the shares of Common Stock underlying Warrant No. 2, Warrant No. 3 and Warrant No. 4 held by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Item 4 of this Schedule 13D is incorporated by reference. No other transactions in the shares of Common Stock have been effected by each Reporting Person during the past sixty (60) days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 8-07-2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' response to Item 4 of this Amendment is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Securities Purchase Agreement, dated as of August 6, 2026, by and among Corre Partners Management, LLC, Corre Opportunities Qualified Master Fund, LP, Corre Horizon Fund, LP, Corre Horizon II Fund, LP and InspectionTech Holdings LP.

## Signatures
- Corre Opportunities Qualified Master Fund, LP: /s/ Corre Opportunities Qualified Master Fund, LP, John Barrett/Managing Member (08/10/2026)
- Corre Horizon Fund, LP: /s/ Corre Horizon Fund, LP, John Barrett/Managing Member (08/10/2026)
- Corre Horizon II Fund, LP: /s/ Corre Horizon II Fund, LP, John Barrett/Managing Member (08/10/2026)
- Corre Partners Advisors, LLC: /s/ Corre Partners Advisors, LLC, John Barrett/Managing Member (08/10/2026)
- John Barrett: /s/ John Barrett, Managing Member (08/10/2026)